Home Treasure Finders, Inc.
3412 West 62nd Avenue
Denver, Colorado 80221

December 9, 2011

Ms. Brigitte Lippman, Special Counsel
Securities and Exchange Commission
Re: Home Treasure Finders, Inc.
Form S-1/A2
File number 333-176154

We are submitting herewith our Second Amendment to Form S-1 filed previously. We have incorporated changes in response to the Commission’s letter dated November 2, 2011.

Please note that the number of shares to be sold in the primary offering has been increased to provide for the payment offering expenses from Gross Proceeds. Please see our response to comment number 9 for more detail on this change.

We have also included our unaudited financials for the nine month period ended September 30, 2011.

1.
We have deleted the term “test transaction” throughout the document because it is not an acceptable accounting term. Under GAAP, the proper accounting term for our $ 116 gain is “contributed capital.” We have altered the entire document accordingly.

2.	We have revised the filing by deleting disclosures related to prior referral agreements.

3.
We have included statements on the cover page and as appropriate elsewhere in the filing to highlight our option to extend the  primary offering for an additional 90 days  past the initial one year period.  We have also clarified that the initial term of the primary offering is one year.

4.	We have revised the cover page by reinserting both the “commission legend” and a “cross reference to the risk section” which were inadvertently deleted.

Ms. Brigitte Lippman, Special Counsel
December 9, 2011

5.	The cover page has been revised to identify Bristlecone Associates, LLC and Corey Wiegand as significant shareholders and underwriters.

6.	We have made revisions to clarify and bring into conformity our disclosures on the cover page and on page 39 in connection with our $200 minimum purchase requirement.

7.	We have used our most recent financial report to recalculate dilution. Our dilution table has been revised accordingly.

8.	We have researched the views expressed by the Commission in this comment as well as those views previously expressed by the Commission in comment 12 of the letter dated September 6, 2011.

Our research indicates that:

a.	Home Treasure Finders, Inc.is not a “blank check company” and therefore it would not be appropriate to identify and disclose risks specific to a “blank check company.”

b.
Home Treasure Finders, Inc., however, may have characteristics, now or at some point in the future which may align with the rather broad and subjective definitions that have been adopted to describe a “shell company.”

c.
James Wiegand is solely a “selling shareholder.” His business background as well as the content of the various filings made by other  companys in which James Wiegand is, or was, active appear to be irrelevant to this filing.

Based upon our understanding of the foregoing research, we continue to believe that risks cited on page 9 which begin “ We are controlled by our current officer and director”  and on page 15 which begin “ If the Company uses stock in the acquisition of other entities” contain a full and appropriate statement of the subject  risks applicable to Home Treasure Finders, Inc.

Ms. Brigitte Lippman, Special Counsel
December 9, 2011

However, in light of the continued concerns expressed by the  Commission,  we have included a new and more specific  risk  which highlights possible future  contingent risks, which may come to play in the event that our business plan fails to achieve profitability and is either abandoned or needs to be augmented. In that circumstance, management could, in conformance with applicable regulations and  among other possible actions,  “enter into a reverse merger with a private company in an unrelated business without approval from our unaffiliated shareholders”, while highlighting  that such an option is not the present plan of management.

THE LAWS WHICH GOVERN MERGER TRANSACTIONS PROVIDE THAT SINCE OUR SOLE DIRECTOR AND OFFICER OWNS  OVER 50% OF OUR OUTSTANDING SHARES, WE MAY ENTER INTO A SHARE EXCHANGE, REVERSE MERGER OR OTHER SIMILAR TRANSACTION WITH A PRIVATE COMPANY IN AN UNRELATED BUSINESS WITHOUT THE PRIOR APPROVAL OF UNAFFILIATED SHAREHOLDERS.

The various securities laws applicable to our company provide that our management may elect to enter and consummate a transaction to enter a new business. In that event, our shareholders would likely receive only an information statement with certain disclosures as required by law and would likely not be in a  position to approve or disapprove the transaction. Investors who are unwilling to accept the uncertainty of new management, a new business plan, likely dilution and all the numerous related uncertainties that may materialize in the event such a transaction is consummated, should not purchase our shares.

Management has no present plan to alter our business plan and/or enter such a transaction.

9.	In response to this comment we have:

a.	revised the use of proceeds tables on page 17 and all related copy to recognize deduction of $8,475 in estimated offering expenses from Gross Proceeds to determine Net Proceeds.

Ms. Brigitte Lippman, Special Counsel
December 9, 2011

b.	accordingly, to provide adequate Net Proceeds to pursue our business plan, we have revised the entire filing to increase the Minimum Offering from 200,000 shares to 300,000 shares and the Maximum Offering from 500,000 shares to 600,000 shares.

10.	We are unable to locate “independent supplemental materials” to support the cited disclosure. This disclosure has been deleted.

11.	After a review of the provisions contained in Item 10(b) of Regulation S-K, we have determined that we cannot afford either the delay or costs associated with submitting the supporting opinion of an independent expert in connection with our projections. We have therefore deleted the referenced tables and disclosures found on pages 23 and 24.

12.	We have expanded our disclosure to include the “supplemental material” previously provided to the Commission in response to comment 25. Disclosure of the “nature, purpose and amounts of material expenses” is now found under the heading “Total Operation Expenses” on Page 24.

13.	We have copied the referenced disclosure found on page 31 regarding Kevin Byrne into the section entitled “Certain Relationships and Related Transactions” now found on Page 33.

14.	The Exhibit index has been revised to include a cross index listing exhibits previously filed.

15.	We have revised “Undertakings” to include the missing materials in conformance to Regulation S-K.

16.	We have included all required signatures to Form S-1.

17.	Our Subscription Agreement is included as Exhibit 4.1.

We believe the document is much improved and await the Commission’s response.

Sincerely,

Home Treasure Finders, Inc.

/s/ Corey Wiegand
Corey Wiegand
President, Sole Director, Chief Financial Officer and Principal Accounting Officer